US Quest Limited

addressStreet14040 Lakepoint Drive CityWillis, StateTexas PostalCode77318

Phone: 936.856.'2215

Fax: 936.856.2418

Mario DiNello

Global Tech International

June 8, 2006

RE: Global Tech International agreement dated April 8, 2006

Dear Mr. DiNello:

This letter is to formally notify you of the name of the company that is to be used for the agreement dated April 8, 2006. The company name is US Quest Limited The mailing address, phone and fax numbers are listed above.

Sincerely

Jerry Bilton

(Sent Via fax transmittal, email and US mail)

AGREEMENT

This agreement is by and between the pre-incorporators of a new StateNevada corporation to be formed in the placecountry-regionUnited States (hereinafter known as NEWCO), and Global Tech

(hereinafter known as GT).

Whereas, it is understood and agreed to by and between (NEWCO) and (GT) that (GT) possesses exclusive licenses, know-how and manufacturing technologies that produce all types of construction material, construction supplies, building supplies and components, including the ability to manufacture and produce industrial products and supplies related to both industries and modular and Don-modular construction, industrial products, and decorative items.

Whereas, it is understood and agreed to by and between (NEWCO) and (GT) that (NEWCO) shall have the rights to manufacture, produce, distribute, sell, and have access and use of the proprietary licenses, exclusive licenses, know-how and manufacturing technologies of (GT);as related to paragraph (2) above.

Whereas, it is understood and agreed to by and between (NEWCO) and (GT) that these excusive and proprietary licenses, know-how and manufacturing technologies of (GT), as related to paragraph (2) above, shall be granted to (NEWCO) for the territory defined to encompass only the North American Free Trade Area (NAFT A) hereinafter defined as meaning the United States of America, Canada and Mexico, but also to include the

placeCaribbean on an exclusive basis.

Whereas, it is understood and agreed to by and between (NEWCO) and (GT) that the Home Depot project/agreement is to be excluded from this agreement, except that (NEWCO) shall have the option and first right of refusal to manufacture these products for (GT).

Whereas, it is understood and agreed to by and between (NEWCO) and (GT) that (NEWCO) will pay a royalty of 10% on any use of the exclusive licenses, know-how or manufacturing: technologies to (OT), as consideration for (GT) entering into this agreement.

Whereas, it is also understood and agreed between (NEWCO) and (GT) that if (NEWCO) grants a sub-license in respect 10 any of the exclusive licenses, know-how or manufacturing technologies of (GT), (NEWCO) will pay two-thirds of any sub-license fee to (GT) and two-thirds of any royalty fee to (GT). It is also agreed and understood between (NEWCO) and (GT) that (NEWO) and (GT) shall mutually agree upon any sublicenses as it relates to all rerritory or products covered in this agreement. It is also agreed and understood between (NEWCO) and (GT) that (NEWCO) shall have the right to contract the production of these products to other entities with the permission of (GT), and shall not be unreasonably withheld.

Whereas, it is understood and agreed to by and between (NEWC) and (GT) that these rights and licenses shall be granted for a period of (5) years and shall continue for .

successive (5) year term automatically, as long as (NEWCO) shall be in full compliance in payment of fees, licensing and royalties payable to (GT) and/or Assignees.

AGREED TO BY:

__/s/ Jerry Bilton_____________

__/s/ Cheryl Bilton________

April__8___, 2006

NEWCO

WITNESS:

__/s/ Mario DiNello___________

__/s/ Joette DiNello________

April__8___, 2006

Global Tech (GT)

WITNESS: